SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                           Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                                  For 20 June 2005

                        The Governor and Company of the
                                Bank of Ireland
                                   Head Office
                               Lower Baggot Street
                                    Dublin 2
                                     Ireland


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):




Bank of Ireland

Issue of Debt

20 June 2005

Bank of Ireland has mandated Davy, HSBC Bank plc and Lehman Brothers to lead manage a benchmark floating rate Euro Lower Tier Two issue. Launch will follow shortly, subject to market conditions.

FSA/IPMA stabilisation.

Enquiries:

Brian Kealy, Head of Capital Management              003531 - 6043537

Geraldine Deighan, Head of Investor Relations        003531 -6043511

Dan Loughrey, Head of Group Corporate Communications 003531 - 6043833


                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



The Governor and Company
of the Bank of Ireland




John B. Clifford
Group Secretary



Date: 20 June 2005